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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                                   Waban Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    929394104
--------------------------------------------------------------------------------
                                 (CUSIP number)


Check the following box if a fee is being paid with this statement [x] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).
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CUSIP No. 929394104                   13G                      Page 2 of 6 Pages


    1      NAME OF REPORTING PERSONS
           S.S.  OR  I.R.S.  IDENTIFICATION NO. OF ABOVE PERSONS
                  Morgan Stanley Group Inc.
                  IRS # 13-283-8891
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [ ]

    3      SEC USE ONLY


    4      CITIZENSHIP OR PLACE OF ORGANIZATION
                  The state of organization is Delaware.

NUMBER OF                        5    SOLE VOTING POWER
 SHARES                                             0
BENEFICIALLY                     6    SHARED VOTING POWER
OWNED BY                                    1,708,895
  EACH                           7    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                      8    SHARED DISPOSITIVE POWER
                                            1,811,495
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,811,495

   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                          5.54%

   12      TYPE OF REPORTING PERSON*
                  IA, CO

*  SEE INSTRUCTIONS BEFORE FILLING OUT  !
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CUSIP No. 929394104                   13G                      Page 3 of 6 Pages


Item 1 (a) Name  of  Issuer

           Waban Inc.

Item 1 (b) Address  of  issuer's  principal  executive  offices
           One Mercer Road
           P.O. Box 9600
           Natick, MA 01760

Item 2 (a) Name  of  person  filing

           Morgan  Stanley  Group  Inc.

Item 2 (b) Principal  business  office

           1585 Broadway
           New  York,  New  York  10036


Item 2 (c) Citizenship

           Incorporated by reference to Item 4 of the cover page.

Item 2 (d) Title  of  class  of  Securities

           Common  Stock

Item 2 (e) Cusip  No.

           929394104

Item 3 Morgan Stanley Group Inc. is (e) an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.


Item 4     Ownership

           Incorporated  by  reference  to  Items  (5) - (9)  and  (11)  of  the cover  page.
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CUSIP No. 929394104                   13G                      Page 4 of 6 Pages



Item 5  Ownership of 5 Percent or Less of a Class

        Inapplicable

Item 6  Ownership of More than 5 Percent on Behalf of Another Person

        Accounts managed on a discretionary basis by wholly-owned subsidiaries of Morgan Stanley Group Inc. are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Inapplicable

Item 8  Identification and Classification of Members of the Group

        Inapplicable

Item 9  Notice of Dissolution of Group

        Inapplicable

Item 10 Certification

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
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CUSIP No. 929394104                   13G                      Page 5 of 6 Pages


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:       February 7, 1997

Signature:  /s/ EDWARD J. JOHNSEN
            --------------------------------------------------------------------
Name/Title: Edward J. Johnsen / Vice-President Morgan Stanley & Co. Incorporated
            --------------------------------------------------------------------
            MORGAN  STANLEY  GROUP INC.

            INDEX TO EXHIBITS                                               PAGE
            -----------------                                               ----

EXHIBIT 1   Secretary's Certificate Authorizing Edward J.                     6
            to Sign on Behalf of Morgan Stanley Group Inc.